UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ………………to …………………

Commission File Number 1-3473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Tesoro Corporation Thrift Plan
Tesoro Corporation Retail Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
Tesoro Corporation

19100 Ridgewood Pkwy
San Antonio, Texas 78259

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee of
Tesoro Corporation Thrift Plan and
Tesoro Corporation Retail Savings Plan

We have audited each of the accompanying statements of net assets available for benefits of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan (collectively referred to as the Plans) as of December 31, 2012, and the related statements of changes in net assets available for benefits for each of the Plans for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan as of December 31, 2012, and the changes in their net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements for each of the Plans taken as a whole. The supplemental schedule of assets (held at end of year as of December 31, 2012) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plans' management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

San Antonio, Texas
June 14, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee of
Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan

We have audited the accompanying statement of net assets available for benefits of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan (collectively referred to as the Plans) as of December 31, 2011. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits for each of the Plans at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
June 15, 2012

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012

	Thrift Plan (Plan No. 002)	Retail Savings Plan (Plan No. 005)

Investment in the Tesoro Corporation Savings Plan Master Trust	$726,482,924	$5,252,519
Receivables:
Employer contributions	—	512,005
Notes receivable from participants	20,956,784	623,281
Total Receivables	20,956,784	1,135,286

NET ASSETS	747,439,708	6,387,805

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,360,289)	(7,455)

NET ASSETS AVAILABLE FOR BENEFITS	$746,079,419	$6,380,350

See the accompanying notes to the financial statements.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011

	Thrift Plan (Plan No. 002)	Retail Savings Plan (Plan No. 005)

Investment in the Tesoro Corporation Savings Plan Master Trust	$565,597,520	$4,099,514
Receivables:
Employer contributions	—	558,501
Notes receivable from participants	19,953,174	591,023
Total Receivables	19,953,174	1,149,524

NET ASSETS	585,550,694	5,249,038

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,198,097)	(6,150)

NET ASSETS AVAILABLE FOR BENEFITS	$584,352,597	$5,242,888

See the accompanying notes to the financial statements.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

	Thrift Plan (Plan No. 002)	Retail Savings Plan (Plan No. 005)
ADDITIONS
Plan interest in the Tesoro Corporation Savings Plan Master Trust	$152,008,812	$1,077,358

Interest income on notes receivable from participants	891,445	25,375

Contributions:
Employer	19,048,807	629,981
Participants	39,234,993	319,511
Total contributions	58,283,800	949,492

TOTAL ADDITIONS	211,184,057	2,052,225

DEDUCTIONS
Withdrawals and terminations	49,033,520	900,600
Administrative expenses	423,715	14,163

TOTAL DEDUCTIONS	49,457,235	914,763

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	161,726,822	1,137,462

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	584,352,597	5,242,888

End of year	$746,079,419	$6,380,350

See the accompanying notes to the financial statements.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF THE PLANS
The accompanying financial statements comprise the defined contribution plans of Tesoro Corporation ("Tesoro" or the "Company") that participate in the Tesoro Corporation Savings Plan Master Trust (the "Master Trust"). The following description of the Tesoro Corporation Thrift Plan and the Tesoro Corporation Retail Savings Plan (the "Plans") provides only general information. Participants should refer to the applicable formal plan document for more complete information. The Plans are subject to, and comply with, the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The purpose of the Plans is to encourage Company employees to save and invest a portion of their eligible compensation, as defined, to have an additional source of income upon their retirement or disability, or for their family in the event of death. Benefits provided by the Plans will be in addition to benefits participants are entitled to receive under any other programs of the Company and from the Federal Social Security Act.
The investments in the Master Trust are held by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). Fidelity is responsible for holding, investing and accounting for the assets of the Plans and maintaining separate accounts for all participants of the Plans. The Plans are administered by the Employee Benefits Committee, consisting of individuals appointed by the Board of Directors of the Company.
Tesoro Corporation Thrift Plan
The Tesoro Corporation Thrift Plan ("Thrift Plan"), originally adopted as of April 1, 1979, is a voluntary defined contribution plan and is open to certain non-union employees of Tesoro. Employees whose positions are covered by a collective bargaining agreement may participate if the Thrift Plan is included in the agreement.
Participant Contributions - Contributions are made to the Thrift Plan by the Company on behalf of each eligible employee based upon their elected compensation deferral through payroll deductions. Beginning April 2, 2012, Thrift Plan participants may elect a Roth 401(k) contribution option, allowing participants to make contributions on an after-tax basis. Under the Roth 401(k) option, accumulated investment earnings on contributions are tax free to the participant on qualified distributions.
Participants can contribute up to 50% of eligible pay on a pre-tax, Roth, or after-tax basis, or any combination not to exceed 50% of their eligible pay. The total combined pre-tax and Roth contribution amounts cannot exceed the annual Internal Revenue Service ("IRS") dollar limit ($17,000 in 2012). Employees age 50 and over may contribute additional pre-tax and/or Roth catch-up contributions ($5,500 in 2012) to the Thrift Plan. Certain highly compensated employees may be subject to more restrictive maximum deferrals, including no after-tax contributions.
Employer Contributions - The Thrift Plan allows for a Company match on the first 6% of base pay, for those contributing on either a pre-tax and/or Roth basis to the Thrift Plan, including "catch-up contributions." After-tax contributions, contributions on bonus pay and contributions on unscheduled overtime pay are not matched by the Company. The Company's matching contributions are invested in one or more of the investment options, or the Tesoro Corporation Common Stock Fund (the "Tesoro Stock Fund"), at the option of the participant. Employees may also use their own contributions to invest in the Tesoro Stock Fund.
Vesting - Employees are fully vested at all times in their participant and Company non-elective contributions. Company matching contributions and any related earnings are 100% vested after one year of service. Upon voluntary termination of employment prior to normal retirement for reasons other than disability or death, an employee will be entitled to the total of his or her participant contributions to the Thrift Plan and the vested portion of the Company contributions made to the employee's account. Generally, vesting service begins with the employment date and ends upon termination of service with the Company.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Forfeitures - Upon termination of service, a participant's nonvested portion of the Company's matching contribution may be used to reduce future employer contributions or to pay reasonable administrative expenses. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $90,361 and $118,265, respectively. During the year ended December 31, 2012, forfeited nonvested accounts in the amount of $73,734 were used to pay administrative expenses. No forfeited nonvested accounts were used to reduce employer contributions during the year ended December 31, 2012.
Tesoro Corporation Retail Savings Plan
The Tesoro Corporation Retail Savings Plan ("Retail Savings Plan"), adopted as of January 1, 2001, is a voluntary defined contribution plan and is open to all retail store employees of Tesoro Refining & Marketing Company LLC, Tesoro West Coast Company, LLC, Tesoro Hawaii, LLC and Tesoro Northstore Company through the assistant manager level who have completed one year of service and have worked at least 1,000 hours during their first year of service or any calendar year thereafter.
Participant Contributions - Eligible employees who choose to participate can contribute up to 50% of their eligible pay on a pre-tax basis. Beginning April 2, 2012, Retail Savings Plan participants may also elect a Roth 401(k) contribution option, allowing them to make contributions on an after-tax basis. When combined, total pre-tax and Roth contributions cannot exceed 50% of a participant's eligible pay. The maximum annual contributions to the Plan may not exceed the annual IRS dollar limit ($17,000 in 2012). Participants who have attained age 50 before the close of the Retail Savings Plan year will be eligible to make additional pre-tax and/or Roth catch-up contributions subject to the limitations of the IRS dollar limit ($5,500 in 2012).
Employer Contributions - The Retail Savings Plan provides a 50% match on the employee's first 6% of pre-tax or Roth contributions for each pay period. Contributions on bonus pay and certain types of overtime are not matched by the Company. The Company's matching contributions are invested in one or more of the investment options, or the Tesoro Stock Fund, at the option of the participant. Employees may also use their own contributions to invest in the Tesoro Stock Fund.
Under the Retail Savings Plan, the Company contributes a 3% non-elective contribution ("NEC") of the participant's eligible earnings paid during the period. If a participant does not make a deferral election, the default contribution will be to the participant's age appropriate lifecycle fund. This 3% NEC is made in one payment after the end of the plan year.  The 2012 and 2011 NEC contributions of $512,005 and $558,501, respectively, are reflected as an Employer Contribution Receivable on the Statements of Net Assets Available for Benefits and were contributed by the Company in March 2013 and March 2012, respectively.
Vesting - Employees are fully vested at all times in their participant and Company (NEC and matching) contributions as well as discretionary non-elective deferrals. Upon termination of employment, an employee will be entitled to the total of his or her participant contributions to the Retail Savings Plan and the Company contributions made to the employee's account.
General
Participant Accounts - Individual accounts are maintained for each of the Plans' participants. Each participant's account is credited with the participant's contribution, the Company's contributions and the respective Plans' earnings and charged with withdrawals and an allocation of the respective Plans' losses. Allocations are based on participant earnings or account balances, as defined. The participant is only entitled to benefits held in their vested account.
Investment Options - Participants may elect to invest in numerous investment options offered under their respective plan. Participants may change the percentage they contribute and the investment direction of their contributions. The investment menu is comprised of target date funds, actively managed funds, index funds and the Tesoro Stock Fund.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Loans - Participants can borrow the lesser of $50,000 or one half of their vested account balance from the Plans with a minimum loan of $1,000. Such loans are secured by the participant's vested account balance and bear interest at the prime rate plus 1%. Outstanding loans for the Thrift Plan and Retail Savings Plan at year-end incur interest at rates between 4.25% and 10.00% and 4.25% and 6.25%, respectively. The Plans allow for new loans with original terms of six months to five years. Upon termination of employment, the loan repayment may continue at the election of the participant. If payments are in default, the unpaid loan balance will be treated as a distribution to the participant.
Payment of Benefits - Upon termination of employment, involuntary layoff, retirement, disability or death, the participant or the participant's beneficiary (distributee) will be provided the opportunity to request a distribution from the Plans. The Thrift Plan permits at-will withdrawals of the after-tax employee contributions. Any hardship withdrawals from amounts constituting the before-tax employee contribution will result in a six-month suspension of further contributions.
Administrative Expenses - The Plans' documents allow for the payment of administrative expenses by either the Plans or the Company. It has been a general practice for the Company to pay the administrative expenses of the Plans, except for those related to participant loans or withdrawals.
Plan Termination - Although it has not expressed any intention to do so, the Company has the right under the Plans to discontinue its contributions at any time and terminate the Plans subject to the provisions set forth in ERISA. In the event that the Plans are terminated, participants would become 100% vested in their account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plans have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
New Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board ("FASB") amended the standard covering fair value measurements and disclosures, in order to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in the previous standard. In addition, the amendments require additional fair value disclosures. The amendments are being applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plans adopted these amendments effective January 1, 2012. The adoption did not have a material effect on the Plans' net assets available for benefits or changes in net assets available for benefits.
Investment Valuation and Income Recognition - Investments held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note D for further discussion and disclosures related to fair value measurements.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits would present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Payments of Benefits - As of December 31, 2012 and 2011, there were no participant initiated withdrawals from either plan that had not been distributed. Benefit payments are recorded when paid.
Notes Receivable from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments, and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
NOTE C - INTEREST IN THE TESORO CORPORATION SAVINGS PLAN MASTER TRUST
The Plans' assets are held in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating Plans' interest in the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified, and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant's account balance within each investment fund option.
At December 31, 2012 and 2011, the percentage interests in the net assets of the Master Trust were as follows:

	December 31,
Plan	2012	2011
Thrift Plan	99%	99%
Retail Savings Plan	1%	1%
	100%	100%

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The percentage interest in each of the investment fund options within the Master Trust as of December 31, 2012 is disclosed below:

	December 31, 2012	Thrift Plan	Retail Savings Plan
Investment Type / Fund Name
Common Stock
Tesoro Stock Fund	$181,268,421	99.21%	0.79%
Mutual Funds
Bonds
Vanguard Total Bond Market Index Institutional	47,327,506	99.81%	0.19%
PIMCO Total Return Institutional	41,471,378	99.93%	0.07%
American Century Infl-Adj Bond Institutional	9,592,595	99.95%	0.05%
Equities
Fidelity Contrafund K	78,866,108	99.77%	0.23%
Spartan 500 Index Institutional	63,291,471	99.97%	0.03%
Fidelity Puritan K	60,901,397	99.68%	0.32%
Westwood SMidCap Institutional	33,335,569	100.00%	—%
Spartan Extended Market Index Advantage	31,799,201	100.00%	—%
Spartan International Index Institutional	30,802,444	100.00%	—%
Alger SMid Cap Growth Z	12,112,006	99.81%	0.19%
Lifecycle Funds
Fidelity Freedom Index 2020 W	10,522,225	92.62%	7.38%
Fidelity Freedom Index 2030 W	7,031,749	93.70%	6.30%
Fidelity Freedom Index 2015 W	6,546,524	96.64%	3.36%
Fidelity Freedom Index 2025 W	6,493,552	95.50%	4.50%
Fidelity Freedom Index 2035 W	5,470,613	94.93%	5.07%
Fidelity Freedom Index 2045 W	5,407,218	96.07%	3.93%
Fidelity Freedom Index 2040 W	4,375,591	92.55%	7.45%
Fidelity Freedom Index 2050 W	3,901,915	92.91%	7.09%
Fidelity Freedom Index 2010 W	1,579,783	93.61%	6.39%
Fidelity Freedom Index Income W	735,787	98.57%	1.43%
Fidelity Freedom Index 2005 W	311,547	92.72%	7.28%
Fidelity Freedom Index 2000 W	180,325	91.21%	8.79%
Common/collective Trust Funds
Fidelity Managed Income Portfolio II	49,312,630	99.45%	0.55%
Artisan International Growth	30,814,109	99.91%	0.09%
Robeco Large Cap Value Collective Trust	8,283,779	100.00%	—%

Total net assets available for benefits for participating plans, at fair value	731,735,443

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,367,744)

Total net assets available for benefits for participating plans	$730,367,699

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The percentage interest in each of the investment fund options within the Master Trust as of December 31, 2011 is disclosed below:

	December 31, 2011	Thrift Plan	Retail Savings Plan
Investment Type / Fund Name
Common Stock
Tesoro Stock Fund	$119,850,255	99.20%	0.80%
Mutual Funds
Bonds
Vanguard Total Bond Market Index Institutional	33,719,213	99.76%	0.24%
PIMCO Total Return Institutional	28,544,801	99.93%	0.07%
American Century Infl-Adj Bond Institutional	8,423,596	100.00%	—%
Equities
Fidelity Contrafund K	72,489,440	99.73%	0.27%
Fidelity Puritan K	58,516,527	99.66%	0.34%
Spartan 500 Index Institutional	41,870,405	99.97%	0.03%
Westwood SMidCap Institutional	38,554,762	100.00%	—%
Spartan Extended Market Index Advantage	21,611,323	99.99%	0.01%
Spartan International Index Institutional	17,069,141	100.00%	—%
Alger SMid Cap Growth Z	11,484,269	99.87%	0.13%
Lifecycle Funds
Fidelity Freedom Index 2020 W	7,617,018	91.12%	8.88%
Fidelity Freedom Index 2015 W	5,654,079	97.43%	2.57%
Fidelity Freedom Index 2030 W	4,704,365	92.47%	7.53%
Fidelity Freedom Index 2025 W	4,413,980	95.17%	4.83%
Fidelity Freedom Index 2035 W	3,515,629	94.75%	5.25%
Fidelity Freedom Index 2045 W	3,200,148	95.07%	4.93%
Fidelity Freedom Index 2040 W	2,782,778	90.88%	9.12%
Fidelity Freedom Index 2050 W	2,287,435	91.84%	8.16%
Fidelity Freedom Index 2010 W	1,505,940	92.30%	7.70%
Fidelity Freedom Index Income W	557,690	96.42%	3.58%
Fidelity Freedom Index 2005 W	283,395	93.12%	6.88%
Fidelity Freedom Index 2000 W	224,505	93.07%	6.93%
Common/collective Trust Funds
Fidelity Managed Income Portfolio II	49,564,316	99.49%	0.51%
Artisan International Growth	26,878,429	99.93%	0.07%
Robeco Large Cap Value Collective Trust	4,373,595	100.00%	—%

Total net assets available for benefits for participating plans, at fair value	569,697,034

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,204,247)

Total net assets available for benefits for participating plans	$568,492,787

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Investment income of the Master Trust for the year ended December 31, 2012 is as follows:

December 31, 2012
Net appreciation in fair value of investments:
Tesoro Stock Fund	$93,613,376
Mutual Funds	38,398,582
Common/collective Trust Funds	7,493,006
139,504,964

Interest and dividend income	13,581,206

Total Master Trust investment income	$153,086,170

NOTE D - FAIR VALUE MEASUREMENTS
Financial assets and financial liabilities are classified into the following fair value hierarchy:
Level 1 - valued based on quoted prices in active markets for identical assets and liabilities;
Level 2 - valued based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability; and
Level 3 - valued based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the level of the input that is significant to the fair value measure in its entirety.
Common stock is valued at the closing price reported on the active market on which the individual security is traded and are categorized as level 1. Shares of mutual funds are valued using quoted market prices from national securities exchanges, which represent the net asset value ("NAV") of shares held by the Master Trust at year-end and are categorized as level 1. Common/collective trust funds are stated at NAV as determined by the issuer of the fund and are categorized as level 2.
The Fidelity Managed Income Portfolio II is a common/collective trust fund that invests in fully benefit-responsive investment contracts. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds and other fixed income securities. The fair value of the Fidelity Managed Income Portfolio II is calculated by the issuer of the fund using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The following tables present information about the Plans and related Master Trust's assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Master Trust:
Tesoro Stock Fund	$181,268,421	$—	$—	$181,268,421
Equity Funds:
Large Cap	203,058,976	—	—	203,058,976
Small/Mid Cap	77,246,776	—	—	77,246,776
International Equities	30,802,444	—	—	30,802,444
Lifecycle Funds	52,556,829	—	—	52,556,829
Bonds	98,391,479	—	—	98,391,479
Common/collective Trust Funds
Stable Value Fund (a)	—	49,312,630	—	49,312,630
International Funds (b)	—	30,814,109	—	30,814,109
Large Value Funds (c)	—	8,283,779	—	8,283,779
Total Master Trust	$643,324,925	$88,410,518	$—	$731,735,443

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Master Trust:
Tesoro Stock Fund	$119,850,255	$—	$—	$119,850,255
Equity Funds:
Large Cap	172,876,372	—	—	172,876,372
Small/Mid Cap	71,650,354	—	—	71,650,354
International Equities	17,069,141	—	—	17,069,141
Lifecycle Funds	36,746,962	—	—	36,746,962
Bonds	70,687,610	—	—	70,687,610
Common/collective Trust Funds
Stable Value Funds (a)	—	49,564,316	—	49,564,316
International Funds (b)	—	26,878,429	—	26,878,429
Large Value Funds (c)	—	4,373,595	—	4,373,595
Total Master Trust	$488,880,694	$80,816,340	$—	$569,697,034
______________

(a)
This category consists of the Fidelity Managed Income Portfolio II. This common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. Under the terms of the benefit-responsive investment contracts, assets of the fund are invested in fixed income securities and shares of money market funds. Participant-directed redemptions have no restrictions; however, the Plans are required to provide a one year redemption notice to liquidate their entire share in the funds. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the funds as reported by the issuer of the funds. As noted above, the fair value differs from the contract value.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

(b)
This category consists of the Artisan International Growth Trust Fund ("Trust Fund"), which is a collective investment trust. The investment objective of the Artisan International Growth Trust is to seek long-term capital growth by investing mainly in publicly traded corporate equities (including common and preferred stocks, warrants and depositary receipts) of non-U.S. companies across a broad capitalization range. Participant-directed redemptions have no restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plans for withdrawal. The fair value of the Trust Fund has been estimated based on the fair value of the underlying investments in the Trust Fund as reported by the issuer of the Trust Fund. The Trust Fund's investments consist of common stock and time deposits.

(c)
This category consists of the Robeco Large Cap Value Equity Fund ("Equity Fund"), which is a collective investment trust. The Equity Fund's investment objective is to outperform its benchmark index, the Russell 1000 Value Index. The Equity Fund invests primarily in equity securities of U.S. and non-U.S. issuers, including, without limitation, American Depository Receipts of non-U.S. issuers, that are denominated in U.S. dollars and trade in U.S. markets, including, without limitation, on U.S. exchanges or in the over-the-counter market. Participant-directed redemptions have no restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plans for withdrawal. The fair value of the Equity Fund has been estimated based on the fair value of the underlying investments in the Equity Fund as reported by the issuer of the Equity Fund. The Equity Fund's investments consist of common stock and short-term investments.

NOTE E - EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain investments of the Plans are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plans and, therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2012 and 2011, the Plans held shares of common stock of Tesoro Corporation, the sponsoring employer, in the Master Trust. The number and the cost basis of the shares held by each of the Plans are shown below:

	December 31,
Plan	2012	2011
Thrift Plan
Number of shares	2,453,825	3,052,329
Cost basis of shares	$71,580,902	$78,203,513
Retail Savings Plan
Number of shares	19,602	24,658
Cost basis of shares	$352,781	$436,720
NOTE F - FEDERAL INCOME TAX STATUS
The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.

Plan	Date
Thrift Plan	March 4, 2010
Retail Savings Plan	August 26, 2010

The Plans have been amended or restated since the most recent determination letters. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The plans' administrator believes the Plans are being operated in compliance with the applicable requirements of the Code and therefore believes the Plans, as amended, are qualified and the related trust is tax-exempt.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the Plans' net assets available for benefits reported in the financial statements to the Form 5500:

December 31, 2012	Thrift Plan	Retail Savings Plan
Net assets available for benefits reported in the financial statements	$746,079,419	$6,380,350
Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,360,289	7,455
Net assets available for plan benefits reported in the Form 5500	$747,439,708	$6,387,805

December 31, 2011	Thrift Plan	Retail Savings Plan
Net assets available for benefits reported in the financial statements	$584,352,597	$5,242,888
Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,198,097	6,150
Net assets available for plan benefits reported in the Form 5500	$585,550,694	$5,249,038

The following is a reconciliation of the Plans' net change in net assets per the financial statements to the Form 5500:

December 31, 2012	Thrift Plan	Retail Savings Plan
Net increase in net assets available for benefits reported in the financial statements	$161,726,822	$1,137,462
Change in adjustments from fair value to contract value for fully benefit-responsive investment contracts	162,192	1,305
Total net income reported in the Form 5500	$161,889,014	$1,138,767

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

NOTE H - RISKS AND UNCERTAINTIES
The Plans provide for investments in various securities through the Master Trust's investment funds offered to participants, including but not limited to, various mutual funds and equity of the Company, among others. Investment securities, in general, are exposed to various risks such as interest rate, credit, liquidity and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE I - SUBSEQUENT EVENTS
Effective January 1, 2013, the Company will begin a profit-sharing contribution to the Thrift Plan. This discretionary contribution, calculated as a percentage of employee's base pay based on a pre-determined earnings before interest, taxation, depreciation and amortization ("EBITDA") target for the calendar year, can range from 0% to 4% based on actual EBITDA performance. Contributions will normally be made following the performance year. All employees eligible for the Thrift Plan who are employed on December 31 of the year the results are achieved are qualified to receive this contribution, even if they are not contributing to the Thrift Plan.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
EIN: 95-0862768

(a)	(b)	(c)	(d)	(e)
Identity of Issue, Borrower, Lessor, Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value
Tesoro Corporation Thrift Plan (Plan No. 002)
*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 10.00%	N/A	$20,956,784

Tesoro Corporation Retail Savings Plan (Plan No. 005)
*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 6.25%	N/A	$623,281

*	Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Tesoro Corporation Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 14, 2013

TESORO CORPORATION THRIFT AND RETAIL SAVINGS PLANS

By:	/s/ CRAIG M. LATORRE
Craig M. LaTorre
Chairman of the Tesoro Corporation Employee Benefits Committee and Vice President, Chief Human Resources Officer, Tesoro Corporation

EXHIBIT INDEX

Exhibit Number	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm (Weaver & Tidwell, L.L.P.) for the Tesoro Corporation Thrift Plan.

23.2	Consent of Independent Registered Public Accounting Firm (Weaver & Tidwell, L.L.P.) for the Tesoro Corporation Retail Savings Plan.

23.3	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) for the Tesoro Corporation Thrift Plan.

23.4	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) for the Tesoro Corporation Retail Savings Plan.